UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

____________________________

SOUTHERN STATES BANCSHARES, INC.
(Name of Issuer)

Common Stock, par value $5.00 per share

(Title of Class of Securities)

843878307

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

____________________________

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule l3d-l(b)

☐     Rule l3d-l(c)

☒     Rule l3d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section l8 of the Securities Exchange Act of l934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 843878307	SCHEDULE l3G	PAGE 2 OF 5 PAGES

l	NAME OF REPORTING PERSON Floyd C. Davis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION US

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 150,672
	6	SHARED VOTING POWER 521,674(l)
	7	SOLE DISPOSITIVE POWER 150,672
	8	SHARED DISPOSITIVE POWER 521,674(l)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 672,346(l)
l0	CHECK BOX IF THE AGGREGATE AMOUNT IN EXCLUDES CERTAIN SHARES ☐
ll	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.5%
l2	TYPE OF REPORTING PERSON IN

(l)

Includes 115,477 shares owned by Angela G. Davis, the spouse of Mr. Davis, over which he has shared voting and investment power, and 406,197 shares held by the Floyd C. Davis Sr. Family Partnership LP, for which Mr. Davis serves as trustee, and over which he has shared voting and investment power.

CUSIP NO. 843878307	SCHEDULE l3G	PAGE 3 OF 5 PAGES

Item 1(a).	Name of Issuer.
Southern States Bancshares, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices.
615 Quintard Avenue Anniston, Alabama 36201

Item 2(a).	Name of Person Filing.
Floyd C. Davis

Item 2(b).	Address of Principal Business Office or, if None, Residence.
271 Lynnlee Way Heflin, AL 36264

Item 2(c).	Citizenship or Place of Organization.
US

Item 2(d).	Title of Class of Securities.
Common stock, par value $5.00 per share

Item 2(e).	CUSIP Number.
843878307

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section l5 of the Act (l5 U.S.C.78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (l5 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(l9) of the Act (l5 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of l940 (l5 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.l3d-l(b)(l)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.l3d-l(b)(l)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.l3d-l(b)(l)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (l2 U.S.C. l8l3);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(l4) of the Investment Company Act of l940 (l5 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.l3d-l(b)(l)(ii)(J);
(k)	☐	Group, in accordance with §240.l3d-l(b)(l)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.l3d-l(b)(l)(ii)(J), please specify the type of institution: .

CUSIP NO. 843878307	SCHEDULE l3G	PAGE 4 OF 5 PAGES

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item l:

(a)	Amount beneficially owned: 672,346(l)
(b)	Percent of Class: 7.5%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or direct the vote: 150,672
(ii)	shared power to vote or direct the vote: 521,674(l)
(iii)	sole power to dispose or direct the disposition of: 150,672
(iv)	shared power to dispose or direct the disposition of: 521,674(l)

(l)

Includes 115,477 shares owned by Angela G. Davis, the spouse of Mr. Davis, over which he has shared voting and investment power, and 406,197 shares held by the Floyd C. Davis Sr. Family Partnership LP, for which Mr. Davis serves as trustee, and over which he has shared voting and investment power.

The Issuer had 9,012,857 shares of Common Stock outstanding as of December 31, 2021. All beneficial ownership and voting percentage calculations with respect to the Common Stock are based on the outstanding shares as of such date.

Item 5.	Ownership of Five Percent or Less of a Class.
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable

Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certification.
Not Applicable

CUSIP NO. 843878307	SCHEDULE l3G	PAGE 5 OF 5 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

By:	/s/ Floyd C. Davis
Floyd C. Davis